Exhibit 99.1


                                                                        FUNDTECH

NEWS RELEASE


                                                           For Immediate Release
                                                           ---------------------



                   HSBC Selects Fundtech's Global PAYplus(TM)

          Global Rollout Will Deliver Efficiencies to Bank and Superior
                          Service to Corporate Clients.



                    Jersey City, N.J., January 11, 2005 -- Fundtech Corporation (NASDAQ: FNDT) a leading provider of financial technology software and services, today announced that HSBC Group has selected Fundtech's Global PAYplus for its global payments platform, for both high-value and cross border low-value payments processing worldwide. The platform is expected to deliver improved service and significant savings in operating costs to HSBC Group through the replacement of multiple payment systems currently in use throughout the Group.

                    "Moving to a single platform not only improves our operating efficiencies, it also enables us to enhance the service we provide to customers and continue to grow our global payments business. This investment will ensure that HSBC stays at the forefront of the payments business" said Bob Murphy, Senior Vice President for Global Payments at HSBC.

                    "We chose Fundtech because they have a comprehensive and flexible payments product based on modern technologies", said Bandula Wijesinghe, Senior Vice President who heads up the Payments transformation program at HSBC.

                    "The launch of HSBC's global payments platform will be an outstanding accomplishment for both Fundtech and HSBC. We look forward to working

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                    with our partners at HSBC in order to develop a system that will help transform the payments industry", said Michael Sgroe President and COO of Fundtech.

                    About Fundtech

                    Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's products are designed to increase efficiency while enabling banks to better serve their corporate clients. Fundtech operates the world's largest SWIFTNet service bureau through its Swiss subsidiary bbp; and the Company is the leading developer of CLS systems having been selected by 20 of the CLS Settlement Members Banks. Fundtech was established in 1993 and is a public company listed on the NASDAQ and the Tel Aviv Stock exchange.

                    About HSBC

                    Headquartered in London, HSBC is one of the largest banking and financial services organisations in the world. HSBC's international network comprises about 10,000 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

                    With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by nearly 200,000 shareholders in some 100 countries and territories. The shares are traded on the New York Stock Exchange in the form of American Depositary Receipts.

                    Through an international network linked by advanced technology, including a rapidly growing e-commerce capability, HSBC provides a comprehensive range of financial services: personal financial services; commercial banking; corporate, investment banking and markets; private banking; and other activities.

                    Forward Looking Statements:
                    ---------------------------

                    "Statements included in this Release may contain forward-looking statements. Such forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events."



Fundtech Contact:                                  HSBC Group Contact:
George Ravich
Fundtech Corporation
(201) 946-1100
georger@fundtech.com
or
Media Contact:
Adelaide Harrison
Write Image
+44 (0)207 959 5520
adelaide.harrison@write-
image.co.uk




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